January 25, 2006


Mail Stop 4561

Mr. Chad D. Lee
President and CEO
Online Innovation, Inc.
1118 Homer Street, #118
Vancouver, BC
V6B 6L5

Re:	Item 4.02 Form 8-K
	Filed 10/19/05
      File No. 000-29285

Dear Mr. Lee:

      We have reviewed your response letter dated November 24,
2005
and have the following additional comments. As previously stated, these comments may require amendment to the referenced filings previously filed with the Commission.

1. We note your response to comment 2 from your letter dated
November
24, 2005. It does not appear to us that reliance on a third party constitutes an adequate internal control. In any event, it appears that the procedures characterized as controls in your response were not operating effectively, as evidenced by the omissions in your Form
10-KSB and the need to file an amendment. In that regard, please advise us how you considered the adequacy of your disclosure related to the effectiveness of disclosure controls and procedures in your 2004 10-KSB.

	You should file an amendment in response to these comments on or before February 1, 2006.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	If you have any questions, please call me at (202) 551-3429.


							Sincerely,



							Kristina Beshears
							Staff Accountant

??

??

??

??

Online Innovation, Inc.
January 25, 2006
Page 1